SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 2)
DDi Corp.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
233162502

(CUSIP Number)
Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102(Tel.) (239) 262-8577

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 4, 2011

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☑.
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
Page 1 of 6 pages

[1]	The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	233162502	Page	2	of	6

1	NAMES OF REPORTING PERSONS Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF-AF-OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,864,089

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,052,973

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,864,089

WITH	10	SHARED DISPOSITIVE POWER

		2,052,973

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,917,062

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN-IA-OO

SCHEDULE 13D/A2
This constitutes Amendment No. 2 to the statement on Schedule 13D (the “Amendment No. 2”) filed on behalf of Lloyd I. Miller III (“Miller” or the “Reporting Person”), dated and filed March 4, 2010 (the “Statement”), relating to the common stock, $0.001 par value per share, of DDi Corp. (the “Company”). The Company’s principal executive offices are located at 1220 N. Simon Circle, Anaheim, California 92806. This Amendment No. 2 is being filed to report that since the filing of Amendment No. 1 to the Statement, dated December 22, 2010, a material change occurred in the percentage of the shares of Company common stock (the “Shares”) beneficially owned by Mr. Miller. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Statement is hereby amended and restated in its entirety as follows:
     Miller is the investment advisor to the trustee of Trust A-3, Trust A-4 and Trust D (collectively, the “Trusts”). The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992. All of the Shares purchased by Trust A-3 were purchased with funds generated and held by Trust A-3. The aggregate purchase price for the Shares purchased by Trust A-3 was $83,980.00. All of the Shares purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the Shares purchased by Trust A-4 was $10,413,525.55. All of the Shares purchased by Trust D were purchased with funds generated and held by Trust D. The aggregate purchase price for the Shares purchased by Trust D was $97,606.80.
     Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC, dated as of December 10, 1996. Milfam LLC is the general partner of Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996. All of the Shares Miller is deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the Shares purchased by Milfam II was $7,361,877.52.
     Miller is the custodian to certain accounts created pursuant to the Florida Uniform Gift to Minors Act (“UGMA”). One such account (the “Alex UGMA”) is for the benefit of Alexandra Miller. All of the Shares Miller is deemed to beneficially own as the custodian to the Alex UGMA were purchased with money generated and held by the Alex UGMA. The aggregate purchase price for the Shares purchased by the Alex UGMA was $14,170.20.
     Miller is the Grantor and Co-Trustee with Kimberly Miller of a Trust Agreement in favor of Alexandra Miller and Lloyd I. Miller, IV (“KSMTR”). As investment counsel, Miller may exercise sole rights to vote and dispose of the Shares held by KSMTR. The purchase price for the Shares held by KSMTR was $56,217.20.
     Pursuant to an Irrevocable Trust Agreement MILGRAT I (H7) (“MILGRAT I (H7)”), dated as of March 25, 2010, Miller was named as the trustee to MILGRAT I (H7). All of the Shares Miller is deemed to beneficially own as trustee of MILGRAT I (H7) were contributed to MILGRAT I (H7) by its grantor, Catherine C. Miller.

     All of the Shares held by Miller on his own behalf were purchased with personal funds generated and held by Miller. The purchase price for the Shares purchased by Miller on his own behalf was $1,187,037.16.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Statement is hereby amended and restated in its entirety as follows:
     (a) Miller may be deemed to beneficially own 3,917,062 Shares, which is equal to approximately 19.6% of the total number of outstanding Shares, based on 19,951,651 Shares outstanding as reported in the Company’s Form 10-Q filed on October 29, 2010. As of the date hereof, 24,700 of the Shares beneficially owned by Miller are owned of record by Trust A-3, 2,001,160 of the Shares beneficially owned by Miller are owned of record by Trust A-4, 27,113 of the Shares beneficially owned by Miller are owned of record by Trust D, 14,794 of the Shares beneficially owned by Miller are owned of record by KSMTR, 3,729 of the Shares beneficially owned by Miller are owned of record by Alex UGMA, 118,018 of the Shares beneficially owned by Miller are owned of record by MILGRAT I (H7), 1,467,977 of the Shares beneficially owned by Miller are owned of record by Milfam II, and 259,571 of the Shares are owned by Miller directly.
     (b) Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-3, Trust A-4 and Trust D. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by KSMTR, the Alex UGMA, MILGRAT I (H7), Milfam II and Miller directly.
     (c) The following table details the transactions effected by Miller since the filing of Amendment No. 1.

Milfam II L.P.
Date of Transaction	Number of Shares Sold	Price Per Share
January 3, 2011	7,500	$12.30
January 4, 2011	2,500	$12.35
January 6, 2011	1,664	$12.10
January 7, 2011	1,000	$12.10
January 18, 2011	55,071	$12.0158
January 20, 2011	37,670	$11.5595
January 21, 2011	600	$11.60

Trust A-4
Date of Transaction	Number of Shares Sold	Price Per Share
January 18, 2011	55,071	$12.0158
January 27, 2011	2,800	$11.7504
January 28, 2011	700	$11.6050
February 4, 2011	45,900	$11.6005
February 7, 2011	4,700	$11.8851

Lloyd I. Miller, III
Date of Transaction	Number of Shares Sold	Price Per Share
February 8, 2011	14,829	$11.8541
     (d) Persons other than Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.
     (e) Not Applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: February 14, 2011

By:	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III